

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

Via E-mail
Ofer Naveh
Chief Financial Officer
R.V.B. Holdings Ltd.
Platinum House, 21 Ha'a'rba'ah Street
Tel Aviv, 64739, Israel

> **Re: R.V.B. Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-29884**

Dear Mr. Naveh:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the FiscalYear Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the company's independent registered public accounting firm provides an audit opinion on the company's financial statements in accordance with International Financial Reporting Standards ("IFRS"). Please amend your Form 20-F to include a revised the audit opinion that indicates, if true, that the financial statements present fairly in accordance with IFRS "as issued by the International Accounting Standard Board." Please refer to Item 17(c) of Form 20-F.

2.   We also note that the audit report includes the name, but not the signature, of your independent registered public accounting firm. Please confirm that you have an actual

signed copy of the report on file. Please also revise to include an audit report with a conformed signature of your independent registered public accounting firm. Please refer to Rule 2-02(a) of Regulation S-X as referenced by Instruction 2 to Item 8.A.2 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief